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June 29, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Jessica Plowgian, Attorney-Advisor

Re:          Liberty Interactive Corporation

Amendment No. 3 to Form S-4 (File No. 333-180543)

Dear Ms. Plowgian:

We hereby electronically file on behalf of Liberty Interactive Corporation (“Liberty”), under the Securities Act of 1933, as amended, Amendment No. 3 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed on April 3, 2012.

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, Chief Executive Officer of Liberty, dated June 21, 2012 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

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Questions and Answers, page 1

1.                                       Comment:  We note your response to comment 1 from our letter dated May 31, 2012. Please revise your disclosure here and throughout your prospectus to state that in the event your board of directors determines to reattribute some or all of the proceeds to the Interactive Group, you would compensate the Ventures Group through an inter-group loan, interest or the transfer of another asset for fair value under your “current” management and allocation policies.

Response:  We have revised the disclosure on page 7 and elsewhere in the Registration Statement in response to the Staff’s comment.  We understand that, following the Staff’s supplemental review of the same, the Staff has no additional comments with respect to the revised disclosure.

Summary, page 10

Reasons for the Tracking Stock Proposal..., page 13

2.                                       Comment:  We note your response to comment 3 from our letter dated May 31, 2012. The first bullet point of this section indicates that this transaction “should…encourage greater market recognition of the value of all of [y]our businesses and assets and enhance stockholder value.” We understand that reflecting separately the performance of the businesses and assets attributed to each group may facilitate a valuation of each group’s separate merits and facilitate benchmarking to different peer groups, thereby increasing “transparency.” However, it appears that the attribution of Liberty’s more complex debt obligations and deferred tax liabilities to the Ventures Group would only simplify the financial results of the Interactive Group and thereby enhance the Interactive Group’s stockholder value. It is unclear how this transaction would enhance stockholder value of the Ventures Group. Please expand your disclosure to provide support for this statement or revise your disclosure accordingly.

Response:  We have revised the disclosure on pages 13, 58, 59 and 61 in the Registration Statement in response to the Staff’s comment.  We understand that, following the Staff’s supplemental review of the same, the Staff has no additional comments with respect to the revised disclosure.

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As you discussed with my colleague, Katherine Jewell, our client has scheduled its annual meeting for August 8, and we would greatly appreciate receiving any final questions or concerns that the Staff may have as soon as possible.  In the absence of any further questions or comments, we intend to request acceleration of effectiveness.  I can be reached at 212.408.2503 and Ms. Jewell can be reached at 212.408.2575.  Thank you for your prompt attention to our filing.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:	Liberty Interactive Corporation
Charles Y. Tanabe

KPMG LLP
Jim Bickell